Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Delek Logistics Partners, LP for the registration of $200,000,000 of common units representing limited partner interests and to the incorporation by reference therein of our reports dated February 25, 2022, with respect to the consolidated financial statements of Delek Logistics Partners, LP, and the effectiveness of internal control over financial reporting of Delek Logistics Partners, LP, included in its Annual Report (Form 10-K) for the year ended December 31, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Nashville, Tennessee

April 14, 2022